UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact Name of Registrant as Specified in Its Charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Registrant’s Name Into English)

KINGDOM OF SWEDEN	000–12033	98-0107940
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification Number)

TORSHAMNSGATAN 21, KISTA SE-164 83 STOCKHOLM, SWEDEN		164 83
(Address of Principal Executive Offices)		(Zip Code)

PETER NYQUIST, VICE PRESIDENT INVESTOR RELATIONS		+46 10 719 00 00

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 - Conflict Minerals Disclosure and Report, Exhibit

A copy of Telefonaktiebolaget LM Ericsson’s Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017 is provided as Exhibit 1.01 hereto and is publicly available at http://www.ericsson.com/thecompany/investors/financial-reports.

Section 2 - Exhibits

Item 2.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ Helena Norrman		May 25, 2018
By:	Helena Norrman
Title:	Senior Vice President, Chief Marketing and Communications Officer and Head of Group Function Marketing & Corporate Relations

/s/ Fredrik Jejdling		May 25, 2018
By:	Fredrik Jejdling
Title:	Executive Vice President and Head of Business Area Networks

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2017 to December 31, 2017